03016923

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Merrill Lynch Mortgage Investors, Inc.	809940 ~~000-0809-940~~
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, for March 17, 2003, MLMI Series 2003-A2	~~333-101760~~ 0-29051

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

MERRILL LYNCH MORTGAGE INVESTORS, INC.

By: ______________________
Name:
Title:

Dated: March 17, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Preliminary Collateral Term Sheet	P*

* The Preliminary Structural and Collateral Term Sheet has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

MBS New Transaction

Computational Materials

$515,341,051 (approximate) *

MLMI Series 2003-A2
Groups 2,3 and 4

Merrill Lynch Mortgage Investors, Inc.
Depositor

Wells Fargo Bank Minnesota, N.A.
Master Servicer

Merrill Lynch & Co.
Underwriter

* The Approximate Size is subject to a permitted variance in the aggregate of plus or minus 5%.

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Merrill Lynch, the issuer of the securities nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-5320.

Please be advised that mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

MORTGAGE POOL SUMMARY

Aggregate Characteristics

	Aggregate	Group 2	Group 3	Group 4
Total Current Balance	$515,341,051.26	$150,858,279.39	$312,691,966.58	$51,790,805.29
Total Number of Loans	1,117	329	682	106
AVG Current Balance	$461,361.73	$458,535.80	$458,492.62	$488,592.50
AVG Original Balance	$463,175.06	$461,037.78	$459,674.77	$492,329.45
WAVG Loan Rate	5.550%	5.365%	5.591%	5.846%
WAVG Servicing Fee	0.340%	0.256%	0.375%	0.375%
WAVG Net Loan Rate	5.210%	5.109%	5.216%	5.471%
WAVG Gross Margin	2.150%	2.139%	2.170%	2.059%
WAVG First Period Adjustment Cap	4.940%	4.710%	5.031%	5.058%
WAVG Periodic Adjustment Cap	1.283%	1.413%	1.246%	1.122%
WAVG Maximum Loan Rate	10.602%	10.456%	10.622%	10.904%
WAVG Original LTV	67.291%	68.038%	66.613%	69.215%
WAVG Effective LTV	64.619%	63.922%	64.604%	66.739%
WAVG Credit Score	737	732	739	738
WAVG Original Term	360	360	360	360
WAVG Remaining Term	357	355	357	357
WAVG Seasoning	3	4	3	3
WAVG Months to Roll	77	56	81	117
% of Loans that are Initially Interest Only	80.084%	82.154%	77.080%	92.189%
Top State Concentration (%)	CA(21.0%), NJ(8.0%), NY(7.3%)	CA(21.1%), MI(7.2%), TX(7.1%)	CA(21.4%), NJ(9.4%), NY(7.2%)	CA(18.0%), NY(10.5%), VA(7.6%)

Originator – Aggregate

Originator	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
CENDANT	799	$368,995,609.23	71.60%
GMAC	43	19,175,680.95	3.72
MLCC	270	124,915,336.40	24.24
NATCITY	5	2,254,424.68	0.44
Total:	**1,117**	**$515,341,051.26**	**100.00%**

Index – Aggregate

Index	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Treasury - 1 Year	208	$86,153,036.17	16.72%
Libor - 6 Month	867	411,064,933.69	79.77
Libor - 1 Year	42	18,123,081.40	3.52
Total:	**1,117**	**$515,341,051.26**	**100.00%**

Range of Principal Balances ($) – Aggregate

Range of Principal Balances ($)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
25,000.01 to 50,000.00	3	$144,316.12	0.03%
50,000.01 to 75,000.00	9	548,257.86	0.11
75,000.01 to 100,000.00	8	705,997.82	0.14
100,000.01 to 200,000.00	86	12,879,433.57	2.50
200,000.01 to 300,000.00	62	15,705,772.25	3.05
300,000.01 to 400,000.00	342	122,308,228.40	23.73
400,000.01 to 500,000.00	265	119,003,388.93	23.09
500,000.01 to 600,000.00	170	94,197,111.76	18.28
600,000.01 to 700,000.00	57	37,614,926.23	7.30
700,000.01 to 800,000.00	37	27,892,916.30	5.41
800,000.01 to 900,000.00	26	22,221,326.77	4.31
900,000.01 to 1,000,000.00	35	34,228,281.35	6.64
1,000,000.01 to 1,500,000.00	10	12,775,093.90	2.48
1,500,000.01 to 2,000,000.00	6	11,116,000.00	2.16
3,000,000.01 or greater	1	4,000,000.00	0.78
Total:	**1,117**	**$515,341,051.26**	**100.00%**

The average principal balance of the Mortgage Loans as of the Cut-off Date was approximately $461,361.73. No Mortgage Loan had a principal balance as of the Cut-off Date greater than $4,000,000.00 or less than $46,866.12.

Range of Mortgage Rates (%) – Aggregate

Range of Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.001 to 4.250	2	$539,825.69	0.10%
4.251 to 4.500	7	2,600,605.82	0.50
4.501 to 4.750	24	10,351,252.64	2.01
4.751 to 5.000	72	28,020,241.18	5.44
5.001 to 5.250	156	69,021,840.12	13.39
5.251 to 5.500	300	132,128,053.25	25.64
5.501 to 5.750	332	157,283,787.78	30.52
5.751 to 6.000	175	88,394,449.43	17.15
6.001 to 6.250	35	20,221,831.63	3.92
6.251 to 6.500	6	2,290,249.25	0.44
6.501 to 6.750	3	1,958,873.51	0.38
6.751 to 7.000	3	812,523.35	0.16
7.001 to 7.250	1	1,600,000.00	0.31
7.251 to 7.500	1	117,517.61	0.02
Total:	**1,117**	**$515,341,051.26**	**100.00%**

As of the Cut-off Date, the weighted average Mortgage Rate of the Mortgage Loans was approximately 5.550% per annum and ranged from 4.125% per annum to 7.500% per annum.

Range of Margins (%) – Aggregate

Range of Margins (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.000	867	$411,064,933.69	79.77%
2.250	5	2,254,424.68	0.44
2.750	244	101,654,293.68	19.73
3.125	1	367,399.21	0.07
Total:	**1,117**	**$515,341,051.26**	**100.00%**

Range of First Adjustment Caps (%) – Aggregate

Range of First Adjustment Caps (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.000	43	19,175,680.95	3.72%
5.000	1,056	482,059,448.57	93.54
6.000	3	2,655,964.59	0.52
6.125	2	749,999.90	0.15
6.750	1	1,982,000.00	0.38
6.875	1	101,313.07	0.02
7.000	1	4,000,000.00	0.78
7.045	1	695,000.00	0.13
7.080	1	303,051.00	0.06
7.290	1	374,999.98	0.07
7.375	1	562,241.00	0.11
7.500	2	902,962.74	0.18
7.625	2	1,028,993.27	0.20
7.690	1	329,396.19	0.06
7.875	1	420,000.00	0.08
Total:	**1,117**	**$515,341,051.26**	**100.00%**

The weighted average Initial Periodic Caps of the Mortgage Loans as of the Cut-off Date was approximately 4.94% per annum.

Range of Periodic Adjustment Caps (%) – Aggregate

Range of Periodic Adjustment Caps (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	850	397,952,453.09	77.22%
2.000	263	111,939,604.90	21.72
7.000	1	4,000,000.00	0.78
7.625	2	1,028,993.27	0.20
7.875	1	420,000.00	0.08
Total:	**1,117**	**$515,341,051.26**	**100.00%**

The weighted average Periodic Caps of the Mortgage Loans as of the Cut-off Date was approximately 1.283% per annum.

Range of Maximum Mortgage Rates (%) – Aggregate

Range of Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.125	2	$539,825.69	0.10%
9.310	1	429,632.12	0.08
9.375	5	1,859,034.04	0.36
9.500	1	311,939.66	0.06
9.625	7	2,676,498.51	0.52
9.720	2	947,168.29	0.18
9.750	15	6,727,585.84	1.31
9.754	1	352,000.00	0.07
9.785	1	399,499.96	0.08
9.790	2	993,173.12	0.19
9.875	16	6,511,040.96	1.26
9.920	3	1,249,243.83	0.24
9.960	2	967,794.27	0.19
9.965	1	695,468.00	0.13
10.000	46	16,852,021.04	3.27
10.030	1	314,145.88	0.06
10.045	1	450,000.00	0.09
10.060	3	1,343,285.85	0.26
10.080	1	272,000.00	0.05
10.090	1	516,117.89	0.10
10.125	84	36,354,312.32	7.05
10.160	1	356,741.83	0.07
10.165	1	419,332.70	0.08
10.190	1	336,818.72	0.07
10.195	1	365,000.00	0.07
10.210	1	476,000.00	0.09
10.215	1	220,151.00	0.04
10.220	2	852,513.25	0.17
10.250	55	25,763,179.68	5.00
10.285	1	388,210.49	0.08
10.290	2	763,617.46	0.15
10.310	4	1,809,254.98	0.35
10.330	17	7,508,367.83	1.46
10.340	1	83,179.00	0.02
10.375	81	36,281,435.30	7.04
10.415	2	783,625.97	0.15

10.420	12	4,694,843.53	0.91
10.425	1	334,500.00	0.06
10.435	3	2,016,849.79	0.39
10.440	3	1,004,211.51	0.19
10.455	12	6,723,613.00	1.30
10.460	42	17,279,503.52	3.35
10.470	4	1,705,918.13	0.33
10.500	110	48,489,570.54	9.41
10.535	1	850,000.00	0.16
10.540	2	799,509.34	0.16
10.545	3	1,920,500.00	0.37
10.560	24	10,619,109.98	2.06
10.563	1	516,000.00	0.10
10.565	2	1,372,200.00	0.27
10.580	20	9,085,943.00	1.76
10.583	1	115,250.00	0.02
10.585	21	10,357,915.93	2.01
10.590	2	723,312.00	0.14
10.595	3	1,333,634.00	0.26
10.625	100	45,210,477.45	8.77
10.660	1	360,000.00	0.07
10.665	1	396,000.00	0.08
10.670	14	6,215,944.63	1.21
10.685	5	3,867,500.00	0.75
10.688	1	110,000.00	0.02
10.690	8	3,562,306.00	0.69
10.705	9	5,876,985.71	1.14
10.710	11	4,857,101.31	0.94
10.750	101	48,759,098.45	9.46
10.790	2	932,112.00	0.18
10.795	3	2,247,230.00	0.44
10.810	1	179,814.19	0.03
10.815	4	2,146,141.00	0.42
10.830	9	5,760,311.81	1.12
10.835	2	1,706,000.00	0.33
10.875	82	33,883,723.72	6.58
10.915	6	4,511,312.05	0.88
10.920	2	312,755.00	0.06
10.940	5	1,984,205.93	0.39
10.955	4	2,723,061.00	0.53
11.000	51	26,016,290.59	5.05
11.040	2	853,516.00	0.17
11.045	2	2,899,954.00	0.56
11.060	1	94,700.00	0.02

11.080	1	376,900.45	0.07
11.090	1	408,699.00	0.08
11.095	1	751,045.00	0.15
11.125	18	9,008,762.52	1.75
11.250	7	3,744,941.59	0.73
11.375	5	2,040,249.25	0.40
11.500	1	250,000.00	0.05
11.625	2	816,519.62	0.16
11.750	1	1,142,353.89	0.22
12.000	1	993,441.14	0.19
12.500	1	117,517.61	0.02
12.625	1	562,241.00	0.11
13.000	15	10,950,239.60	2.12
13.250	1	1,600,000.00	0.31
Total:	**1,117**	**$515,341,051.26**	**100.00%**

The weighted average Maximum Mortgage Rate of the Mortgage Loans as of the Cut-off Date was approximately 10.602% per annum and ranged from 9.125% per annum to 13.250% per annum.

Original Terms to Stated Maturity in Months – Aggregate

Original Terms to Stated Maturity in Months	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
180	1	$322,498.86	0.06%
360	1,116	515,018,552.40	99.94
Total:	**1,117**	**$515,341,051.26**	**100.00%**

The weighted average original term to original stated maturity of the Mortgage Loans as of the Cut-off Date was approximately 360 months.

Remaining Terms to Stated Maturity in Months – Aggregate

Remaining Terms to Stated Maturity in Months	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
176	1	$322,498.86	0.06%
337	1	62,523.45	0.01
340	2	749,999.90	0.15
341	1	1,600,000.00	0.31
343	2	1,110,958.75	0.22
347	1	250,000.00	0.05
351	2	533,182.69	0.10
352	1	347,833.29	0.07
353	4	1,824,492.48	0.35
354	12	5,412,401.99	1.05
355	152	72,826,648.60	14.13
356	194	90,510,692.95	17.56
357	435	201,550,374.35	39.11
358	211	96,266,973.15	18.68
359	97	41,372,470.80	8.03
360	1	600,000.00	0.12
Total:	**1,117**	**$515,341,051.26**	**100.00%**

The weighted average remaining term to stated maturity of the Mortgage Loans as of the Cut-off Date was approximately 357 months.

Next Interest Rate Adjustment Date – Aggregate

Next Interest Rate Adjustment Date	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2006-07-01	1	$624,999.90	0.12%
2006-10-01	1	993,441.14	0.19
2007-06-01	1	101,313.07	0.02
2007-07-01	1	347,833.29	0.07
2007-08-01	2	984,556.00	0.19
2007-09-01	6	2,565,616.58	0.50
2007-10-01	116	54,762,617.02	10.63
2007-11-01	111	53,575,386.31	10.40
2007-12-01	76	30,718,084.25	5.96
2008-01-01	10	4,420,381.83	0.86
2008-02-01	4	1,764,050.00	0.34
2008-04-01	1	62,523.45	0.01
2008-07-01	1	125,000.00	0.02
2009-02-01	1	250,000.00	0.05
2009-06-01	1	431,869.62	0.08
2009-08-01	2	839,936.48	0.16
2009-09-01	5	2,727,248.16	0.53
2009-10-01	34	16,945,719.58	3.29
2009-11-01	80	35,668,610.25	6.92
2009-12-01	280	130,987,531.81	25.42
2010-01-01	183	84,445,106.43	16.39
2010-02-01	93	39,608,420.80	7.69
2010-03-01	1	600,000.00	0.12
2011-08-01	1	1,600,000.00	0.31
2011-10-01	1	117,517.61	0.02
2012-09-01	1	119,537.25	0.02
2012-10-01	2	1,118,312.00	0.22
2012-11-01	4	1,589,195.25	0.31
2012-12-01	78	39,547,758.29	7.67
2013-01-01	19	7,698,484.89	1.49
Total:	**1,117**	**$515,341,051.26**	**100.00%**

Weighted Average Reset Date: 8/11/2009

Range of Loan-to-Value Ratios at Origination (%) (1) – Aggregate

Range of Loan-to-Value Ratios at Origination (%) (1)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.01 to 20.00	7	$3,172,550.00	0.62%
20.01 to 30.00	23	11,059,920.03	2.15
30.01 to 40.00	58	28,510,441.15	5.53
40.01 to 50.00	86	42,126,489.32	8.17
50.01 to 60.00	146	80,929,609.72	15.70
60.01 to 70.00	191	84,099,311.32	16.32
70.01 to 75.00	163	79,067,972.86	15.34
75.01 to 80.00	313	131,662,295.88	25.55
80.01 to 85.00	20	6,885,367.92	1.34
85.01 to 90.00	29	9,671,891.33	1.88
90.01 to 95.00	26	8,637,324.56	1.68
95.01 to 100.00	54	29,089,768.59	5.64
100.01 to 105.00	1	428,108.58	0.08
Total:	**1,117**	**$515,341,051.26**	**100.00%**

(1) The Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount by (ii) the appraised value of the Mortgage Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the Mortgaged Property.

The weighted average Loan-to-Value Ratio at origination of the Mortgage Loans was approximately 67.29%. No Mortgage Loan had a Loan-to-Value Ratio at origination greater than 102.31% or less than 11.36%.

Range of Constructive Loan-to-Value Ratios at Origination (%) [(1)] – Aggregate

Range of Constructive Loan-to-Value Ratios at Origination (%) [(1)]	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.01 to 20.00	7	$3,172,550.00	0.62%
20.01 to 30.00	23	11,059,920.03	2.15
30.01 to 40.00	58	28,510,441.15	5.53
40.01 to 50.00	106	50,638,832.10	9.83
50.01 to 60.00	148	83,608,948.96	16.22
60.01 to 70.00	264	121,071,407.67	23.49
70.01 to 75.00	157	75,135,039.86	14.58
75.01 to 80.00	310	130,180,795.88	25.26
80.01 to 85.00	7	2,456,019.15	0.48
85.01 to 90.00	21	6,027,470.08	1.17
90.01 to 95.00	16	3,479,626.38	0.68
Total:	**1,117**	**$515,341,051.26**	**100.00%**

(1) The Constructive Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount less the amount of any required Additional Collateral, generally 30%, divided by (ii) the appraised value of the Mortgage Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the Mortgaged Property.

The weighted average Constructive Loan-to-Value Ratio at origination of the Mortgage Loans was approximately 64.62%. No Mortgage Loan had a Constructive Loan-to-Value Ratio at origination greater than 95.00% or less than 11.36%.

Range of Credit Scores – Aggregate

Range of Credit Scores	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
N/A	17	$9,746,646.90	1.89%
526 to 550	4	1,695,955.68	0.33
551 to 575	1	244,492.96	0.05
576 to 600	5	1,050,777.85	0.20
601 to 625	27	9,030,769.66	1.75
626 to 650	45	17,355,430.88	3.37
651 to 675	77	36,520,526.47	7.09
676 to 700	110	47,642,704.49	9.24
701 to 725	135	60,456,048.94	11.73
726 to 750	192	86,132,481.40	16.71
751 to 775	249	122,560,511.85	23.78
776 to 800	234	112,029,792.23	21.74
801 to 820	21	10,874,911.95	2.11
Total:	**1,117**	**$515,341,051.26**	**100.00%**

The weighted average credit bureau risk score of the Mortgage Loans as of the Cut-off Date was approximately 737.

Documentation Type – Aggregate

Documentation Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	665	$302,641,850.16	58.73%
Stated	99	43,203,613.88	8.38
Alternative	206	94,444,691.58	18.33
No Income Verifier	43	21,052,930.42	4.09
Streamlined	2	1,277,413.91	0.25
NIFA	94	49,241,478.68	9.56
NINA	8	3,479,072.63	0.68
Total:	**1,117**	**$515,341,051.26**	**100.00%**

Occupancy Status – Aggregate

Occupancy Status	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	1,023	$474,569,081.95	92.09%
Second Home	61	32,480,968.93	6.30
Investment	33	8,291,000.38	1.61
Total:	**1,117**	**$515,341,051.26**	**100.00%**

The occupancy status of a Mortgaged Property is as represented by a mortgagor in its loan application.

Property Type – Aggregate

Property Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family Residence	988	$463,292,920.91	89.90%
Condo	80	30,953,731.08	6.01
Condo - Low Rise <5 floors	1	322,420.50	0.06
Condo - Mid Rise 5-8 floors	4	2,293,420.62	0.45
2-4 Family	7	4,119,700.00	0.80
Co-op	15	5,879,028.75	1.14
PUD	22	8,479,829.40	1.65
Total:	**1,117**	**$515,341,051.26**	**100.00%**

Loan Purpose – Aggregate

Loan Purpose	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	287	$129,312,398.32	25.09%
Refinance - Rate Term	528	249,750,212.71	48.46
Refinance – Cashout	302	136,278,440.23	26.44
Total:	**1,117**	**$515,341,051.26**	**100.00%**

Location – Aggregate

Location	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	12	$4,771,334.53	0.93%
Alaska	1	224,000.00	0.04
Arizona	29	13,955,138.08	2.71
Arkansas	2	454,012.13	0.09
California	216	108,124,859.81	20.98
Colorado	21	10,007,251.54	1.94
Connecticut	32	18,273,961.50	3.55
Delaware	3	699,022.40	0.14
District of Columbia	8	4,685,177.01	0.91
Florida	63	25,893,256.23	5.02
Georgia	28	13,086,495.84	2.54
Hawaii	2	1,273,250.00	0.25
Idaho	4	1,601,621.63	0.31
Illinois	52	21,366,932.09	4.15
Indiana	13	4,135,334.97	0.80
Iowa	3	856,233.08	0.17
Kansas	4	1,885,475.00	0.37
Kentucky	7	2,334,436.25	0.45
Louisiana	6	1,491,724.78	0.29
Maine	3	1,481,038.39	0.29
Maryland	23	11,108,559.86	2.16
Massachusetts	53	27,358,693.92	5.31
Michigan	64	30,107,536.17	5.84
Minnesota	28	12,767,134.27	2.48
Mississippi	2	665,474.00	0.13
Missouri	6	2,798,905.72	0.54
Montana	2	641,584.10	0.12
Nebraska	3	1,021,000.00	0.20
Nevada	6	3,156,757.18	0.61
New Hampshire	1	439,502.78	0.09
New Jersey	95	41,438,508.26	8.04

New Mexico	2	1,509,000.00	0.29
New York	75	37,715,915.97	7.32
North Carolina	23	9,326,518.76	1.81
North Dakota	1	61,969.06	0.01
Ohio	15	6,197,766.81	1.20
Oklahoma	1	203,000.00	0.04
Oregon	7	2,133,577.80	0.41
Pennsylvania	23	10,243,109.06	1.99
Rhode Island	3	1,240,239.61	0.24
South Carolina	14	8,218,198.10	1.59
Tennessee	12	4,232,444.11	0.82
Texas	51	22,526,155.07	4.37
Utah	6	2,548,180.30	0.49
Vermont	3	1,620,000.00	0.31
Virginia	55	25,879,206.42	5.02
Washington	26	10,097,962.50	1.96
Wisconsin	6	2,577,812.17	0.50
Wyoming	2	905,784.00	0.18
Total:	**1,117**	**$515,341,051.26**	**100.00%**

Group 2 Characteristics

		Minimum	Maximum
Total Current Balance	$150,858,279.39		
Total Number of Loans	329		
AVG Current Balance	$458,535.80	46,866	4,000,000
AVG Original Balance	$461,037.78	47,450	4,000,000
WAVG Loan Rate	5.365%	4.125%	6.875%
WAVG Servicing Fee	0.256%	0.250%	0.375%
WAVG Net Loan Rate	5.109%	3.750%	6.625%
WAVG Gross Margin	2.139%	2.000%	2.750%
WAVG First Period Adjustment Cap	4.710%	2.000%	7.875%
WAVG Periodic Adjustment Cap	1.413%	1.000%	7.875%
WAVG Maximum Loan Rate	10.456%	9.125%	13.000%
WAVG Original LTV	68.038%	15.600%	100.000%
WAVG Effective LTV	63.922%	15.600%	95.000%
WAVG Credit Score	732	534	810
WAVG Original Term	360	180	360
WAVG Remaining Term	355	176	359
WAVG Seasoning	4	1	20
WAVG Months to Roll	56	40	59
% of Loans that are Initially Interest Only	82.154%		
Top State Concentration (%)	CA(21.1%),MI(7.2%), TX(7.1%)		
Mature Date		11/1/2017	2/1/2033

Originator – Group 2

Originator	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
CENDANT	16	$6,767,262.04	4.49%
GMAC	43	19,175,680.95	12.71
MLCC	270	124,915,336.40	82.80
Total:	**329**	**$150,858,279.39**	**100.00%**

Index – Group 2

Index	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Treasury - 1 Year	26	$12,046,400.26	7.99%
Libor - 6 Month	266	122,943,222.41	81.50
Libor - 1 Year	37	15,868,656.72	10.52
Total:	**329**	**$150,858,279.39**	**100.00%**

Range of Principal Balances ($) – Group 2

Range of Principal Balances ($)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
25,000.01 to 50,000.00	3	$144,316.12	0.10%
50,000.01 to 75,000.00	6	352,352.25	0.23
75,000.01 to 100,000.00	1	100,000.00	0.07
100,000.01 to 200,000.00	32	4,832,357.24	3.20
200,000.01 to 300,000.00	23	6,060,666.25	4.02
300,000.01 to 400,000.00	95	33,705,400.31	22.34
400,000.01 to 500,000.00	67	30,252,357.86	20.05
500,000.01 to 600,000.00	54	29,764,474.26	19.73
600,000.01 to 700,000.00	16	10,427,295.65	6.91
700,000.01 to 800,000.00	8	5,845,315.27	3.87
800,000.01 to 900,000.00	7	5,940,320.00	3.94
900,000.01 to 1,000,000.00	9	8,858,270.29	5.87
1,000,000.01 to 1,500,000.00	4	5,041,153.89	3.34
1,500,000.01 to 2,000,000.00	3	5,534,000.00	3.67
3,000,000.01 or greater	1	4,000,000.00	2.65
Total:	**329**	**$150,858,279.39**	**100.00%**

The average principal balance of the Mortgage Loans as of the Cut-off Date was approximately $458,535.80. No Mortgage Loan had a principal balance as of the Cut-off Date greater than $4,000,000.00 or less than $46,866.12.

Range of Mortgage Rates (%) – Group 2

Range of Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.001 to 4.250	2	$539,825.69	0.36%
4.251 to 4.500	6	2,165,889.02	1.44
4.501 to 4.750	5	2,103,003.68	1.39
4.751 to 5.000	49	17,962,137.56	11.91
5.001 to 5.250	120	53,840,884.74	35.69
5.251 to 5.500	72	34,050,203.62	22.57
5.501 to 5.750	54	25,108,293.49	16.64
5.751 to 6.000	13	11,312,472.75	7.50
6.001 to 6.250	5	1,623,565.05	1.08
6.501 to 6.750	2	1,527,003.89	1.01
6.751 to 7.000	1	624,999.90	0.41
Total:	**329**	**$150,858,279.39**	**100.00%**

As of the Cut-off Date, the weighted average Mortgage Rate of the Mortgage Loans was approximately 5.365% per annum and ranged from 4.125% per annum to 6.875% per annum.

Range of Margins (%) – Group 2

Range of Margins (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.000	266	$122,943,222.41	81.50%
2.750	63	27,915,056.98	18.50
Total:	**329**	**$150,858,279.39**	**100.00%**

Range of First Adjustment Caps (%) – Group 2

Range of First Adjustment Caps (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.000	43	$19,175,680.95	12.71%
5.000	279	124,513,851.06	82.54
6.000	1	993,441.14	0.66
6.125	1	624,999.90	0.41
6.875	1	101,313.07	0.07
7.000	1	4,000,000.00	2.65
7.625	2	1,028,993.27	0.68
7.875	1	420,000.00	0.28
Total:	**329**	**$150,858,279.39**	**100.00%**

The weighted average Initial Periodic Caps of the Mortgage Loans as of the Cut-off Date was approximately 4.710% per annum.

Range of Periodic Adjustment Caps (%) – Group 2

Range of Periodic Adjustment Caps (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	260	$116,767,916.17	77.40%
2.000	65	28,641,369.95	18.99
7.000	1	4,000,000.00	2.65
7.625	2	1,028,993.27	0.68
7.875	1	420,000.00	0.28
Total:	**329**	**$150,858,279.39**	**100.00%**

The weighted average Periodic Caps of the Mortgage Loans as of the Cut-off Date was approximately 1.413% per annum.

Range of Maximum Mortgage Rates (%) – Group 2

Range of Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.125	2	$539,825.69	0.36%
9.310	1	429,632.12	0.28
9.375	4	1,424,317.24	0.94
9.500	1	311,939.66	0.21
9.750	5	2,103,003.68	1.39
9.875	9	3,500,107.82	2.32
9.960	1	518,738.50	0.34
10.000	39	13,943,291.24	9.24
10.125	81	35,186,130.57	23.32
10.210	1	476,000.00	0.32
10.250	37	17,758,754.17	11.77
10.375	37	16,802,494.00	11.14
10.500	33	16,218,716.35	10.75
10.625	29	11,309,469.06	7.50
10.750	25	13,798,824.43	9.15
10.875	6	2,555,353.16	1.69
11.000	5	3,763,678.45	2.49
11.125	4	1,522,251.98	1.01
11.625	1	384,650.00	0.25
11.750	1	1,142,353.89	0.76
12.000	1	993,441.14	0.66
13.000	6	6,175,306.24	4.09
Total:	**329**	**$150,858,279.39**	**100.00%**

The weighted average Maximum Mortgage Rate of the Mortgage Loans as of the Cut-off Date was approximately 10.456% per annum and ranged from 9.125% per annum to 13.000% per annum.

Original Terms to Stated Maturity in Months – Group 2

Original Terms to Stated Maturity in Months	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
180	1	$322,498.86	0.21%
360	328	150,535,780.53	99.79
Total:	**329**	**$150,858,279.39**	**100.00%**

The weighted average original term to original stated maturity of the Mortgage Loans as of the Cut-off Date was approximately 360 months.

Remaining Terms to Stated Maturity in Months – Group 2

Remaining Terms to Stated Maturity in Months	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
176	1	$322,498.86	0.21%
340	1	624,999.90	0.41
343	1	993,441.14	0.66
351	1	101,313.07	0.07
352	1	347,833.29	0.23
353	2	984,556.00	0.65
354	6	2,565,616.58	1.70
355	116	54,762,617.02	36.30
356	110	53,252,887.45	35.30
357	77	31,015,084.25	20.56
358	9	4,123,381.83	2.73
359	4	1,764,050.00	1.17
Total:	**329**	**$150,858,279.39**	**100.00%**

The weighted average remaining term to stated maturity of the Mortgage Loans as of the Cut-off Date was approximately 355 months.

Next Interest Rate Adjustment Date – Group 2

Next Interest Rate Adjustment Date	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2006-07-01	1	$624,999.90	0.41%
2006-10-01	1	993,441.14	0.66
2007-06-01	1	101,313.07	0.07
2007-07-01	1	347,833.29	0.23
2007-08-01	2	984,556.00	0.65
2007-09-01	6	2,565,616.58	1.70
2007-10-01	116	54,762,617.02	36.30
2007-11-01	111	53,575,386.31	35.51
2007-12-01	76	30,718,084.25	20.36
2008-01-01	10	4,420,381.83	2.93
2008-02-01	4	1,764,050.00	1.17
Total:	**329**	**$150,858,279.39**	**100.00%**

Weighted Average Reset Date: 10/23/2007

Range of Loan-to-Value Ratios at Origination (%) (1) – Group 2

Range of Loan-to-Value Ratios at Origination (%) (1)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.01 to 20.00	3	$1,794,550.00	1.19%
20.01 to 30.00	11	5,511,771.72	3.65
30.01 to 40.00	14	5,247,666.93	3.48
40.01 to 50.00	23	9,666,003.95	6.41
50.01 to 60.00	38	21,738,493.05	14.41
60.01 to 70.00	68	28,971,137.89	19.20
70.01 to 75.00	52	24,819,830.41	16.45
75.01 to 80.00	77	31,982,873.28	21.20
80.01 to 85.00	8	3,170,545.78	2.10
85.01 to 90.00	5	1,344,395.85	0.89
90.01 to 95.00	10	3,274,367.08	2.17
95.01 to 100.00	20	13,336,643.45	8.84
Total:	**329**	**$150,858,279.39**	**100.00%**

(1) The Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount by (ii) the appraised value of the Mortgage Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the Mortgaged Property.

The weighted average Loan-to-Value Ratio at origination of the Mortgage Loans was approximately 68.04%. No Mortgage Loan had a Loan-to-Value Ratio at origination greater than 100.00% or less than 15.60%.

Range of Constructive Loan-to-Value Ratios at Origination (%) [(1)] – Group 2

Range of Constructive Loan-to-Value Ratios at Origination (%) [(1)]	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.01 to 20.00	3	$1,794,550.00	1.19%
20.01 to 30.00	11	5,511,771.72	3.65
30.01 to 40.00	14	5,247,666.93	3.48
40.01 to 50.00	29	14,910,424.80	9.88
50.01 to 60.00	39	22,817,493.22	15.13
60.01 to 70.00	93	41,012,529.08	27.19
70.01 to 75.00	51	24,306,609.41	16.11
75.01 to 80.00	77	31,982,873.28	21.20
80.01 to 85.00	2	767,282.66	0.51
85.01 to 90.00	3	837,884.85	0.56
90.01 to 95.00	7	1,669,193.44	1.11
Total:	**329**	**$150,858,279.39**	**100.00%**

(1) The Constructive Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount less the amount of any required Additional Collateral, generally 30%, divided by (ii) the appraised value of the Mortgage Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the Mortgaged Property.

The weighted average Constructive Loan-to-Value Ratio at origination of the Mortgage Loans was approximately 63.92%. No Mortgage Loan had a Constructive Loan-to-Value Ratio at origination greater than 95.00% or less than 15.60%.

Range of Credit Scores – Group 2

Range of Credit Scores	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
N/A	2	$1,819,777.09	1.21%
526 to 550	3	1,307,644.85	0.87
576 to 600	4	901,177.85	0.60
601 to 625	9	2,701,756.85	1.79
626 to 650	17	5,831,263.78	3.87
651 to 675	31	15,577,327.08	10.33
676 to 700	34	13,997,424.64	9.28
701 to 725	31	14,238,585.62	9.44
726 to 750	53	23,702,966.29	15.71
751 to 775	77	36,377,822.02	24.11
776 to 800	62	31,233,297.63	20.70
801 to 820	6	3,169,235.69	2.10
Total:	**329**	**$150,858,279.39**	**100.00%**

The weighted average credit bureau risk score of the Mortgage Loans as of the Cut-off Date was approximately 732.

Documentation Type – Group 2

Documentation Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	185	$85,131,766.72	56.43%
Stated	24	9,980,341.43	6.62
Alternative	67	29,936,754.28	19.84
No Income Verifier	43	21,052,930.42	13.96
Streamlined	2	1,277,413.91	0.85
NINA	8	3,479,072.63	2.31
Total:	**329**	**$150,858,279.39**	**100.00%**

Occupancy Status – Group 2

Occupancy Status	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	298	$139,180,301.20	92.26%
Second Home	20	9,465,174.99	6.27
Investment	11	2,212,803.20	1.47
Total:	**329**	**$150,858,279.39**	**100.00%**

The occupancy status of a Mortgaged Property is as represented by a mortgagor in its loan application.

Property Type – Group 2

Property Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family Residence	275	$132,162,896.94	87.61%
Condo	29	8,748,387.11	5.80
Condo - Low Rise <5 floors	1	322,420.50	0.21
Condo - Mid Rise 5-8 floors	4	2,293,420.62	1.52
2-4 Family	3	957,700.00	0.63
Co-op	6	2,000,457.75	1.33
PUD	11	4,372,996.47	2.90
Total:	**329**	**$150,858,279.39**	**100.00%**

Loan Purpose – Group 2

Loan Purpose	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	78	$36,896,292.22	24.46%
Refinance - Rate Term	171	80,100,835.43	53.10
Refinance – Cashout	80	33,861,151.74	22.45
Total:	**329**	**$150,858,279.39**	**100.00%**

Location – Group 2

Location	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	4	$1,675,710.45	1.11%
Arizona	8	6,262,140.42	4.15
Arkansas	2	454,012.13	0.30
California	67	31,865,358.57	21.12
Colorado	9	3,970,034.06	2.63
Connecticut	10	7,211,192.93	4.78
Delaware	3	699,022.40	0.46
District of Columbia	4	1,850,093.36	1.23
Florida	10	3,305,751.41	2.19
Georgia	10	4,586,657.84	3.04
Hawaii	1	573,250.00	0.38
Illinois	17	6,038,240.09	4.00
Indiana	5	1,915,799.97	1.27
Iowa	1	347,500.00	0.23
Kansas	1	859,975.00	0.57
Kentucky	3	1,053,967.81	0.70
Maine	1	497,238.39	0.33
Maryland	3	1,160,878.31	0.77
Massachusetts	15	7,425,734.19	4.92
Michigan	22	10,840,655.88	7.19
Minnesota	4	1,538,096.27	1.02
Mississippi	1	300,474.00	0.20
Missouri	3	2,091,500.00	1.39
Montana	1	322,420.50	0.21
Nebraska	1	545,500.00	0.36
Nevada	3	2,102,924.47	1.39
New Jersey	22	8,614,632.23	5.71
New York	21	9,868,877.05	6.54
North Carolina	9	2,859,410.29	1.90
North Dakota	1	61,969.06	0.04
Ohio	4	2,087,881.00	1.38
Oregon	2	475,050.00	0.31
Pennsylvania	7	2,368,202.48	1.57
Rhode Island	1	125,000.00	0.08

South Carolina	6	4,305,174.83	2.85
Tennessee	3	837,800.00	0.56
Texas	22	10,652,394.53	7.06
Utah	3	1,245,580.30	0.83
Virginia	13	5,451,152.16	3.61
Washington	3	1,085,929.97	0.72
Wisconsin	3	1,325,097.04	0.88
Total:	**329**	**$150,858,279.39**	**100.00%**

Group 3 Characteristics

		Minimum	Maximum
Total Current Balance	: $312,691,966.58		
Total Number of Loans	: 682		
AVG Current Balance	: $458,492.62	: 62,523	: 2,000,000
AVG Original Balance	: $459,674.77	: 62,524	: 2,000,000
WAVG Loan Rate	: 5.591%	: 4.375%	: 7.000%
WAVG Servicing Fee	: 0.375%	: 0.250%	: 0.750%
WAVG Net Loan Rate	: 5.216%	: 4.000%	: 6.625%
WAVG Gross Margin	: 2.170%	: 2.000%	: 3.125%
WAVG First Period Adjustment Cap	: 5.031%	: 5.000%	: 7.690%
WAVG Periodic Adjustment Cap	: 1.246%	: 1.000%	: 2.000%
WAVG Maximum Loan Rate	: 10.622%	: 9.375%	: 13.000%
WAVG Original LTV	: 66.613%	: 11.360%	: 102.310%
WAVG Effective LTV	: 64.604%	: 11.360%	: 95.000%
WAVG Credit Score	: 739	: 526	: 819
WAVG Original Term	: 360	: 360	: 360
WAVG Remaining Term	: 357	: 337	: 360
WAVG Seasoning	: 3	: 0	: 23
WAVG Months to Roll	: 81	: 61	: 84
% of Loans that are Initially Interest Only	: 77.080%	:	:
Top State Concentration (%)	CA(21.4%),NJ(9.4%),NY(7.2%)	:	:
Mature Date		4/1/2031	3/1/2033

Originator – Group 3

Originator	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
CENDANT	677	$310,437,541.90	99.28%
NATCITY	5	2,254,424.68	0.72
Total:	**682**	**$312,691,966.58**	**100.00%**

Index – Group 3

Index	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Treasury - 1 Year	173	$70,061,209.05	22.41%
Libor - 6 Month	504	240,376,332.85	76.87
Libor - 1 Year	5	2,254,424.68	0.72
Total:	**682**	**$312,691,966.58**	**100.00%**

Range of Principal Balances ($) – Group 3

Range of Principal Balances ($)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
50,000.01 to 75,000.00	3	$195,905.61	0.06%
75,000.01 to 100,000.00	6	511,297.82	0.16
100,000.01 to 200,000.00	47	7,139,555.47	2.28
200,000.01 to 300,000.00	35	8,651,538.98	2.77
300,000.01 to 400,000.00	215	76,966,344.29	24.61
400,000.01 to 500,000.00	174	77,999,535.81	24.94
500,000.01 to 600,000.00	101	56,014,312.83	17.91
600,000.01 to 700,000.00	34	22,533,095.77	7.21
700,000.01 to 800,000.00	24	18,324,912.03	5.86
800,000.01 to 900,000.00	13	11,220,506.79	3.59
900,000.01 to 1,000,000.00	22	21,419,021.17	6.85
1,000,000.01 to 1,500,000.00	6	7,733,940.01	2.47
1,500,000.01 to 2,000,000.00	2	3,982,000.00	1.27
Total:	**682**	**$312,691,966.58**	**100.00%**

The average principal balance of the Mortgage Loans as of the Cut-off Date was approximately $458,492.62. No Mortgage Loan had a principal balance as of the Cut-off Date greater than $2,000,000.00 or less than $62,523.45.

Range of Mortgage Rates (%) – Group 3

Range of Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.251 to 4.500	1	$434,716.80	0.14%
4.501 to 4.750	19	8,248,248.96	2.64
4.751 to 5.000	23	10,058,103.62	3.22
5.001 to 5.250	33	13,858,314.41	4.43
5.251 to 5.500	223	95,798,705.04	30.64
5.501 to 5.750	236	112,899,385.39	36.11
5.751 to 6.000	116	53,074,781.16	16.97
6.001 to 6.250	23	15,529,606.13	4.97
6.251 to 6.500	5	2,170,712.00	0.69
6.501 to 6.750	1	431,869.62	0.14
6.751 to 7.000	2	187,523.45	0.06
Total:	**682**	**$312,691,966.58**	**100.00%**

As of the Cut-off Date, the weighted average Mortgage Rate of the Mortgage Loans was approximately 5.591% per annum and ranged from 4.375% per annum to 7.000% per annum.

Range of Margins (%) – Group 3

Range of Margins (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.000	504	$240,376,332.85	76.87%
2.250	5	2,254,424.68	0.72
2.750	172	69,693,809.84	22.29
3.125	1	367,399.21	0.12
Total:	**682**	**$312,691,966.58**	**100.00%**

Range of First Adjustment Caps (%) – Group 3

Range of First Adjustment Caps (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.000	673	$308,049,792.22	98.52%
6.000	1	62,523.45	0.02
6.125	1	125,000.00	0.04
6.750	1	1,982,000.00	0.63
7.080	1	303,051.00	0.10
7.290	1	374,999.98	0.12
7.375	1	562,241.00	0.18
7.500	2	902,962.74	0.29
7.690	1	329,396.19	0.11
Total:	**682**	**$312,691,966.58**	**100.00%**

The weighted average Initial Periodic Caps of the Mortgage Loans as of the Cut-off Date was approximately 5.031% per annum.

Range of Periodic Adjustment Caps (%) – Group 3

Range of Periodic Adjustment Caps (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	495	$235,734,158.49	75.39%
2.000	187	76,957,808.09	24.61
Total:	**682**	**$312,691,966.58**	**100.00%**

The weighted average Periodic Caps of the Mortgage Loans as of the Cut-off Date was approximately 1.246% per annum.

Range of Maximum Mortgage Rates (%) – Group 3

Range of Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.375	1	$434,716.80	0.14%
9.625	7	2,676,498.51	0.86
9.720	2	947,168.29	0.30
9.750	10	4,624,582.16	1.48
9.754	1	352,000.00	0.11
9.785	1	399,499.96	0.13
9.790	2	993,173.12	0.32
9.875	7	3,010,933.14	0.96
9.920	3	1,249,243.83	0.40
9.960	1	449,055.77	0.14
9.965	1	695,468.00	0.22
10.000	7	2,908,729.80	0.93
10.030	1	314,145.88	0.10
10.045	1	450,000.00	0.14
10.060	2	829,459.76	0.27
10.080	1	272,000.00	0.09
10.090	1	516,117.89	0.17
10.125	3	1,168,181.75	0.37
10.160	1	356,741.83	0.11
10.165	1	419,332.70	0.13
10.190	1	336,818.72	0.11
10.195	1	365,000.00	0.12
10.215	1	220,151.00	0.07
10.220	2	852,513.25	0.27
10.250	16	7,195,610.63	2.30
10.285	1	388,210.49	0.12
10.290	2	763,617.46	0.24
10.310	4	1,809,254.98	0.58
10.330	17	7,508,367.83	2.40
10.340	1	83,179.00	0.03
10.375	43	18,854,941.30	6.03
10.415	2	783,625.97	0.25

10.420	12	4,694,843.53	1.50
10.435	3	2,016,849.79	0.64
10.440	3	1,004,211.51	0.32
10.455	12	6,723,613.00	2.15
10.460	42	17,279,503.52	5.53
10.470	4	1,705,918.13	0.55
10.500	74	30,950,209.60	9.90
10.540	2	799,509.34	0.26
10.545	3	1,920,500.00	0.61
10.560	24	10,619,109.98	3.40
10.563	1	516,000.00	0.17
10.565	2	1,372,200.00	0.44
10.580	11	5,799,307.00	1.85
10.583	1	115,250.00	0.04
10.585	21	10,357,915.93	3.31
10.590	1	300,000.00	0.10
10.595	3	1,333,634.00	0.43
10.625	70	33,266,008.39	10.64
10.670	11	4,963,000.00	1.59
10.685	5	3,867,500.00	1.24
10.688	1	110,000.00	0.04
10.690	3	1,594,000.00	0.51
10.705	3	2,351,249.01	0.75
10.710	10	4,490,601.31	1.44
10.750	63	28,748,600.45	9.19
10.790	2	932,112.00	0.30
10.795	3	2,247,230.00	0.72
10.810	1	179,814.19	0.06
10.815	2	1,406,500.00	0.45
10.830	3	2,605,850.00	0.83
10.835	1	1,300,000.00	0.42
10.875	65	25,743,296.20	8.23
10.915	1	749,312.05	0.24
10.940	1	390,600.00	0.12
10.955	1	684,561.00	0.22
11.000	35	16,532,454.72	5.29
11.040	1	400,000.00	0.13
11.045	2	2,899,954.00	0.93
11.125	12	6,502,710.54	2.08
11.250	7	3,744,941.59	1.20

11.375	4	1,920,712.00	0.61
11.500	1	250,000.00	0.08
11.625	1	431,869.62	0.14
12.625	1	562,241.00	0.18
13.000	8	4,079,933.36	1.30
Total:	**682**	**$312,691,966.58**	**100.00%**

The weighted average Maximum Mortgage Rate of the Mortgage Loans as of the Cut-off Date was approximately 10.622% per annum and ranged from 9.375% per annum to 13.000% per annum.

Original Terms to Stated Maturity in Months – Group 3

Original Terms to Stated Maturity in Months	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	682	$312,691,966.58	100.00%
Total:	**682**	**$312,691,966.58**	**100.00%**

The weighted average original term to stated maturity of the Mortgage Loans as of the Cut-off Date was approximately 360 months.

Remaining Terms to Stated Maturity in Months – Group 3

Remaining Terms to Stated Maturity in Months	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
337	1	$62,523.45	0.02%
340	1	125,000.00	0.04
347	1	250,000.00	0.08
351	1	431,869.62	0.14
353	2	839,936.48	0.27
354	5	2,727,248.16	0.87
355	34	16,945,719.58	5.42
356	80	35,668,610.25	11.41
357	280	130,987,531.81	41.89
358	183	84,445,106.43	27.01
359	93	39,608,420.80	12.67
360	1	600,000.00	0.19
Total:	**682**	**$312,691,966.58**	**100.00%**

The weighted average remaining term to original stated maturity of the Mortgage Loans as of the Cut-off Date was approximately 357 months.

Next Interest Rate Adjustment Date – Group 3

Next Interest Rate Adjustment Date	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2008-04-01	1	$62,523.45	0.02%
2008-07-01	1	125,000.00	0.04
2009-02-01	1	250,000.00	0.08
2009-06-01	1	431,869.62	0.14
2009-08-01	2	839,936.48	0.27
2009-09-01	5	2,727,248.16	0.87
2009-10-01	34	16,945,719.58	5.42
2009-11-01	80	35,668,610.25	11.41
2009-12-01	280	130,987,531.81	41.89
2010-01-01	183	84,445,106.43	27.01
2010-02-01	93	39,608,420.80	12.67
2010-03-01	1	600,000.00	0.19
Total:	**682**	**$312,691,966.58**	**100.00%**

Weighted Average Reset Date: 12/09/2009

Range of Loan-to-Value Ratios at Origination (%) (1) – Group 3

Range of Loan-to-Value Ratios at Origination (%) (1)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.01 to 20.00	4	$1,378,000.00	0.44%
20.01 to 30.00	11	4,710,148.31	1.51
30.01 to 40.00	41	21,368,721.93	6.83
40.01 to 50.00	55	29,265,551.03	9.36
50.01 to 60.00	91	49,141,325.45	15.72
60.01 to 70.00	105	46,582,366.95	14.90
70.01 to 75.00	102	49,232,886.95	15.74
75.01 to 80.00	201	83,995,400.95	26.86
80.01 to 85.00	9	2,455,447.49	0.79
85.01 to 90.00	21	6,591,495.48	2.11
90.01 to 95.00	13	4,660,302.48	1.49
95.01 to 100.00	28	12,882,210.98	4.12
100.01 to 105.00	1	428,108.58	0.14
Total:	**682**	**$312,691,966.58**	**100.00%**

(1) The Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount by (ii) the appraised value of the Mortgage Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the Mortgaged Property.

The weighted average Loan-to-Value Ratio at origination of the Mortgage Loans was approximately 66.61%. No Mortgage Loan had a Loan-to-Value Ratio at origination greater than 102.31% or less than 11.36%.

Range of Constructive Loan-to-Value Ratios at Origination (%) [1] – Group 3

Range of Constructive Loan-to-Value Ratios at Origination (%) [1]	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.01 to 20.00	4	$1,378,000.00	0.44%
20.01 to 30.00	11	4,710,148.31	1.51
30.01 to 40.00	41	21,368,721.93	6.83
40.01 to 50.00	66	31,685,146.03	10.13
50.01 to 60.00	93	51,302,825.45	16.41
60.01 to 70.00	144	66,577,949.30	21.29
70.01 to 75.00	97	45,813,174.95	14.65
75.01 to 80.00	198	82,513,900.95	26.39
80.01 to 85.00	5	1,688,736.49	0.54
85.01 to 90.00	16	4,145,585.23	1.33
90.01 to 95.00	7	1,507,777.94	0.48
Total:	**682**	**$312,691,966.58**	**100.00%**

(1) The Constructive Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount less the amount of any required Additional Collateral, generally 30%, divided by (ii) the appraised value of the Mortgage Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the Mortgaged Property.

The weighted average Constructive Loan-to-Value Ratio at origination of the Mortgage Loans was approximately 64.60%. No Mortgage Loan had a Constructive Loan-to-Value Ratio at origination greater than 95.00% or less than 11.36%.

Range of Credit Scores

Range of Credit Scores	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
N/A	15	$7,926,869.81	2.54%
526 to 550	1	388,310.83	0.12
576 to 600	1	149,600.00	0.05
601 to 625	14	4,648,879.81	1.49
626 to 650	24	9,889,874.68	3.16
651 to 675	39	17,899,194.39	5.72
676 to 700	67	28,643,607.02	9.16
701 to 725	88	39,168,141.13	12.53
726 to 750	126	55,945,163.53	17.89
751 to 775	145	72,929,301.38	23.32
776 to 800	151	69,426,108.74	22.20
801 to 820	11	5,676,915.26	1.82
Total:	**682**	**$312,691,966.58**	**100.00%**

The weighted average credit bureau risk score of the Mortgage Loans as of the Cut-off Date was approximately 739.

Documentation Type – Group 3

Documentation Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	428	$193,504,262.75	61.88%
Stated	61	25,362,534.20	8.11
Alternative	112	52,068,755.76	16.65
NIFA	81	41,756,413.87	13.35
Total:	**682**	**$312,691,966.58**	**100.00%**

Occupancy Status – Group 3

Occupancy Status	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	627	$286,607,632.06	91.66%
Second Home	37	20,974,001.52	6.71
Investment	18	5,110,333.00	1.63
Total:	**682**	**$312,691,966.58**	**100.00%**

The occupancy status of a Mortgaged Property is as represented by a mortgagor in its loan application.

Property Type – Group 3

Property Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family Residence	613	$282,521,369.35	90.35%
Condo	47	21,115,014.30	6.75
2-4 Family	3	1,562,000.00	0.50
Co-op	8	3,386,750.00	1.08
PUD	11	4,106,832.93	1.31
Total:	**682**	**$312,691,966.58**	**100.00%**

Loan Purpose – Group 3

Loan Purpose	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	186	$80,582,682.97	25.77%
Refinance - Rate Term	302	142,552,040.29	45.59
Refinance - Cashout	194	89,557,243.32	28.64
Total:	**682**	**$312,691,966.58**	**100.00%**

Location – Group 3

Location	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	5	$1,619,129.08	0.52%
Alaska	1	224,000.00	0.07
Arizona	21	7,692,997.66	2.46
California	133	66,923,045.98	21.40
Colorado	11	5,200,717.48	1.66
Connecticut	17	8,427,659.78	2.70
District of Columbia	3	1,985,083.65	0.63
Florida	49	20,721,231.99	6.63
Georgia	16	7,931,883.00	2.54
Hawaii	1	700,000.00	0.22
Idaho	3	1,247,829.21	0.40
Illinois	32	13,976,672.00	4.47
Indiana	6	1,715,994.00	0.55
Iowa	2	508,733.08	0.16
Kansas	2	557,500.00	0.18
Kentucky	3	746,468.44	0.24
Louisiana	5	1,326,724.78	0.42
Maine	1	600,000.00	0.19
Maryland	16	8,235,936.92	2.63
Massachusetts	34	18,829,229.52	6.02
Michigan	40	18,291,040.29	5.85
Minnesota	20	8,987,395.00	2.87
Mississippi	1	365,000.00	0.12
Missouri	3	707,405.72	0.23
Nebraska	2	475,500.00	0.15
Nevada	2	676,932.26	0.22
New Hampshire	1	439,502.78	0.14
New Jersey	65	29,484,068.76	9.43
New Mexico	2	1,509,000.00	0.48
New York	46	22,415,681.63	7.17
North Carolina	11	5,067,398.88	1.62
Ohio	9	3,605,085.81	1.15

Oklahoma	1	203,000.00	0.06
Oregon	5	1,658,527.80	0.53
Pennsylvania	13	6,306,572.58	2.02
Rhode Island	1	997,722.00	0.32
South Carolina	7	3,351,862.34	1.07
Tennessee	8	3,274,478.11	1.05
Texas	21	8,141,382.02	2.60
Utah	2	891,800.00	0.29
Vermont	2	900,000.00	0.29
Virginia	35	16,467,441.37	5.27
Washington	19	7,145,833.53	2.29
Wisconsin	3	1,252,715.13	0.40
Wyoming	2	905,784.00	0.29
Total:	**682**	**$312,691,966.58**	**100.00%**

Group 4 Characteristics

		Minimum	Maximum
Total Current Balance	$51,790,805.29		
Total Number of Loans	106		
AVG Current Balance	$488,592.50	94,700	1,600,000
AVG Original Balance	$492,329.45	95,000	1,600,000
WAVG Loan Rate	5.846%	5.060%	7.500%
WAVG Servicing Fee	0.375%	0.375%	0.375%
WAVG Net Loan Rate	5.471%	4.685%	7.125%
WAVG Gross Margin	2.059%	2.000%	2.750%
WAVG First Period Adjustment Cap	5.058%	5.000%	7.045%
WAVG Periodic Adjustment Cap	1.122%	1.000%	2.000%
WAVG Maximum Loan Rate	10.904%	10.060%	13.250%
WAVG Original LTV	69.215%	28.900%	100.000%
WAVG Effective LTV	66.739%	28.900%	95.000%
WAVG Credit Score	738	555	813
WAVG Original Term	360	360	360
WAVG Remaining Term	357	341	358
WAVG Seasoning	3	2	19
WAVG Months to Roll	117	101	118
% of Loans that are Initially Interest Only	92.189%		
Top State Concentration (%)	CA(18.0%),NY(10.5%),VA(7.6%)		
Mature Date		8/1/2031	1/1/2033

Originator – Group 4

Originator	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
CENDANT	106	$51,790,805.29	100.00%
Total:	106	$51,790,805.29	100.00%

Index – Group 4

Index	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Treasury - 1 Year	9	$4,045,426.86	7.81%
Libor - 6 Month	97	47,745,378.43	92.19
Total:	106	$51,790,805.29	100.00%

Range of Principal Balances ($) – Group 4

Range of Principal Balances ($)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
75,000.01 to 100,000.00	1	$94,700.00	0.18%
100,000.01 to 200,000.00	7	907,520.86	1.75
200,000.01 to 300,000.00	4	993,567.02	1.92
300,000.01 to 400,000.00	32	11,636,483.80	22.47
400,000.01 to 500,000.00	24	10,751,495.26	20.76
500,000.01 to 600,000.00	15	8,418,324.67	16.25
600,000.01 to 700,000.00	7	4,654,534.81	8.99
700,000.01 to 800,000.00	5	3,722,689.00	7.19
800,000.01 to 900,000.00	6	5,060,499.98	9.77
900,000.01 to 1,000,000.00	4	3,950,989.89	7.63
1,500,000.01 to 2,000,000.00	1	1,600,000.00	3.09
Total:	106	$51,790,805.29	100.00%

The average principal balance of the Mortgage Loans as of the Cut-off Date was approximately $488,592.50. No Mortgage Loan had a principal balance as of the Cut-off Date greater than $1,600,000.00 or less than $94,700.00.

Range of Mortgage Rates (%) – Group 4

Range of Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.001 to 5.250	3	$1,322,640.97	2.55%
5.251 to 5.500	5	2,279,144.59	4.40
5.501 to 5.750	42	19,276,108.90	37.22
5.751 to 6.000	46	24,007,195.52	46.35
6.001 to 6.250	7	3,068,660.45	5.93
6.251 to 6.500	1	119,537.25	0.23
7.001 to 7.250	1	1,600,000.00	3.09
7.251 to 7.500	1	117,517.61	0.23
Total:	**106**	**$51,790,805.29**	**100.00%**

As of the Cut-off Date, the weighted average Mortgage Rate of the Mortgage Loans was approximately 5.846% per annum and ranged from 5.060% per annum to 7.500% per annum.

Range of Margins (%) – Group 4

Range of Margins (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.000	97	$47,745,378.43	92.19%
2.750	9	4,045,426.86	7.81
Total:	**106**	**$51,790,805.29**	**100.00%**

Range of First Adjustment Caps (%) – Group 4

Range of First Adjustment Caps (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.000	104	$49,495,805.29	95.57%
6.000	1	1,600,000.00	3.09
7.045	1	695,000.00	1.34
Total:	**106**	**$51,790,805.29**	**100.00%**

The weighted average Initial Periodic Caps of the Mortgage Loans as of the Cut-off Date was approximately 5.058% per annum.

Range of Periodic Adjustment Caps (%) – Group 4

Range of Periodic Adjustment Caps (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	95	$45,450,378.43	87.76%
2.000	11	6,340,426.86	12.24
Total:	**106**	**$51,790,805.29**	**100.00%**

The weighted average Periodic Caps of the Mortgage Loans as of the Cut-off Date was approximately 1.122% per annum.

Range of Maximum Mortgage Rates (%) – Group 4

Range of Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.060	1	$513,826.09	0.99%
10.250	2	808,814.88	1.56
10.375	1	624,000.00	1.20
10.425	1	334,500.00	0.65
10.500	3	1,320,644.59	2.55
10.535	1	850,000.00	1.64
10.580	9	3,286,636.00	6.35
10.590	1	423,312.00	0.82
10.625	1	635,000.00	1.23
10.660	1	360,000.00	0.70
10.665	1	396,000.00	0.76
10.670	3	1,252,944.63	2.42
10.690	5	1,968,306.00	3.80
10.705	6	3,525,736.70	6.81
10.710	1	366,500.00	0.71
10.750	13	6,211,673.57	11.99
10.815	2	739,641.00	1.43
10.830	6	3,154,461.81	6.09
10.835	1	406,000.00	0.78
10.875	11	5,585,074.36	10.78
10.915	5	3,762,000.00	7.26
10.920	2	312,755.00	0.60
10.940	4	1,593,605.93	3.08
10.955	3	2,038,500.00	3.94
11.000	11	5,720,157.42	11.04
11.040	1	453,516.00	0.88
11.060	1	94,700.00	0.18
11.080	1	376,900.45	0.73
11.090	1	408,699.00	0.79
11.095	1	751,045.00	1.45

11.125	2	983,800.00	1.90
11.375	1	119,537.25	0.23
12.500	1	117,517.61	0.23
13.000	1	695,000.00	1.34
13.250	1	1,600,000.00	3.09
Total:	**106**	**$51,790,805.29**	**100.00%**

The weighted average Maximum Mortgage Rate of the Mortgage Loans as of the Cut-off Date was approximately 10.904% per annum and ranged from 10.060% per annum to 13.250% per annum.

Original Terms to Stated Maturity in Months – Group 4

Original Terms to Stated Maturity in Months	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	106	$51,790,805.29	100.00%
Total:	**106**	**$51,790,805.29**	**100.00%**

The weighted average original term to original stated maturity of the Mortgage Loans as of the Cut-off Date was approximately 360 months.

Remaining Terms to Stated Maturity in Months – Group 4

Remaining Terms to Stated Maturity in Months	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
341	1	$1,600,000.00	3.09%
343	1	117,517.61	0.23
354	1	119,537.25	0.23
355	2	1,118,312.00	2.16
356	4	1,589,195.25	3.07
357	78	39,547,758.29	76.36
358	19	7,698,484.89	14.86
Total:	**106**	**$51,790,805.29**	**100.00%**

The weighted average remaining term to stated maturity of the Mortgage Loans as of the Cut-off Date was approximately 357 months.

Next Interest Rate Adjustment Date – Group 4

Next Interest Rate Adjustment Date	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2011-08-01	1	$1,600,000.00	3.09%
2011-10-01	1	117,517.61	0.23
2012-09-01	1	119,537.25	0.23
2012-10-01	2	1,118,312.00	2.16
2012-11-01	4	1,589,195.25	3.07
2012-12-01	78	39,547,758.29	76.36
2013-01-01	19	7,698,484.89	14.86
Total:	**106**	**$51,790,805.29**	**100.00%**

Weighted Average Reset Date: 11/17/2012

Range of Loan-to-Value Ratios at Origination (%) [(1)] – Group 4

Range of Loan-to-Value Ratios at Origination (%) [(1)]	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
20.01 to 30.00	1	$838,000.00	1.62%
30.01 to 40.00	3	1,894,052.29	3.66
40.01 to 50.00	8	3,194,934.34	6.17
50.01 to 60.00	17	10,049,791.22	19.40
60.01 to 70.00	18	8,545,806.48	16.50
70.01 to 75.00	9	5,015,255.50	9.68
75.01 to 80.00	35	15,684,021.65	30.28
80.01 to 85.00	3	1,259,374.65	2.43
85.01 to 90.00	3	1,736,000.00	3.35
90.01 to 95.00	3	702,655.00	1.36
95.01 to 100.00	6	2,870,914.16	5.54
Total:	**106**	**$51,790,805.29**	**100.00%**

(1) The Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount by (ii) the appraised value of the Mortgage Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the Mortgaged Property.

The weighted average Loan-to-Value Ratio at origination of the Mortgage Loans was approximately 69.22%. No Mortgage Loan had a Loan-to-Value Ratio at origination greater than 100.00% or less than 28.90%.

Range of Constructive Loan-to-Value Ratios at Origination (%) [1] – Group 4

Range of Constructive Loan-to-Value Ratios at Origination (%) [1]	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
20.01 to 30.00	1	$838,000.00	1.62%
30.01 to 40.00	3	1,894,052.29	3.66
40.01 to 50.00	11	4,043,261.27	7.81
50.01 to 60.00	16	9,488,630.29	18.32
60.01 to 70.00	27	13,480,929.29	26.03
70.01 to 75.00	9	5,015,255.50	9.68
75.01 to 80.00	35	15,684,021.65	30.28
85.01 to 90.00	2	1,044,000.00	2.02
90.01 to 95.00	2	302,655.00	0.58
Total:	**106**	**$51,790,805.29**	**100.00%**

(1) The Constructive Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount less the amount of any required Additional Collateral, generally 30%, divided by (ii) the appraised value of the Mortgage Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the Mortgaged Property.

The weighted average Constructive Loan-to-Value Ratio at origination of the Mortgage Loans was approximately 66.74%. No Mortgage Loan had a Constructive Loan-to-Value Ratio at origination greater than 95.00% or less than 28.90%.

Range of Credit Scores – Group 4

Range of Credit Scores	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
551 to 575	1	$244,492.96	0.47%
601 to 625	4	1,680,133.00	3.24
626 to 650	4	1,634,292.42	3.16
651 to 675	7	3,044,005.00	5.88
676 to 700	9	5,001,672.83	9.66
701 to 725	16	7,049,322.19	13.61
726 to 750	13	6,484,351.58	12.52
751 to 775	27	13,253,388.45	25.59
776 to 800	21	11,370,385.86	21.95
801 to 820	4	2,028,761.00	3.92
Total:	**106**	**$51,790,805.29**	**100.00%**

The weighted average credit bureau risk score of the Mortgage Loans as of the Cut-off Date was approximately 738.

Documentation Type – Group 4

Documentation Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	52	$24,005,820.69	46.35%
Stated	14	7,860,738.25	15.18
Alternative	27	12,439,181.54	24.02
NIFA	13	7,485,064.81	14.45
Total:	**106**	**$51,790,805.29**	**100.00%**

Occupancy Status – Group 4

Occupancy Status	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	98	$48,781,148.69	94.19%
Second Home	4	2,041,792.42	3.94
Investment	4	967,864.18	1.87
Total:	**106**	**$51,790,805.29**	**100.00%**

The occupancy status of a Mortgaged Property is as represented by a mortgagor in its loan application.

Property Type – Group 4

Property Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family Residence	100	$48,608,654.62	93.86%
Condo	4	1,090,329.67	2.11
2-4 Family	1	1,600,000.00	3.09
Co-op	1	491,821.00	0.95
Total:	**106**	**$51,790,805.29**	**100.00%**

Loan Purpose – Group 4

Loan Purpose	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	23	$11,833,423.13	22.85%
Refinance - Rate Term	55	27,097,336.99	52.32
Refinance - Cashout	28	12,860,045.17	24.83
Total:	**106**	**$51,790,805.29**	**100.00%**

Location – Group 4

Location	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	3	$1,476,495.00	2.85%
California	16	9,336,455.26	18.03
Colorado	1	836,500.00	1.62
Connecticut	5	2,635,108.79	5.09
District of Columbia	1	850,000.00	1.64
Florida	4	1,866,272.83	3.60
Georgia	2	567,955.00	1.10
Idaho	1	353,792.42	0.68
Illinois	3	1,352,020.00	2.61
Indiana	2	503,541.00	0.97
Kansas	1	468,000.00	0.90
Kentucky	1	534,000.00	1.03
Louisiana	1	165,000.00	0.32
Maine	1	383,800.00	0.74
Maryland	4	1,711,744.63	3.31
Massachusetts	4	1,103,730.21	2.13
Michigan	2	975,840.00	1.88
Minnesota	4	2,241,643.00	4.33
Montana	1	319,163.60	0.62
Nevada	1	376,900.45	0.73
New Jersey	8	3,339,807.27	6.45
New York	8	5,431,357.29	10.49
North Carolina	3	1,399,709.59	2.70
Ohio	2	504,800.00	0.97
Pennsylvania	3	1,568,334.00	3.03
Rhode Island	1	117,517.61	0.23
South Carolina	1	561,160.93	1.08
Tennessee	1	120,166.00	0.23
Texas	8	3,732,378.52	7.21
Utah	1	410,800.00	0.79
Vermont	1	720,000.00	1.39
Virginia	7	3,960,612.89	7.65
Washington	4	1,866,199.00	3.60
Total:	**106**	**$51,790,805.29**	**100.00%**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Mortgage Finance Group

John Winchester	(212) 449-5182
Ted Bouloukos	(212) 449-5029
Carlos Laracuente	(212) 449-1437
Shana Hennigan	(212) 449-5063

MBS Trading & Syndicate

Brian Delany	(212) 449-5320
Jesus Cantalapierda	(212) 449-5320

MBS New Transaction

Computational Materials

$300,069,589 (approximate) *

MLMI Series 2003-A2
Group 1

Merrill Lynch Mortgage Investors, Inc.
Depositor

Wells Fargo Bank Minnesota, N.A.
Master Servicer

Merrill Lynch & Co.
Underwriter

* The Approximate Size is subject to a permitted variance in the aggregate of plus or minus 5%.

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Merrill Lynch, the issuer of the securities nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-5320.

Please be advised that mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

MORTGAGE POOL SUMMARY (Group 1)

		Minimum	Maximum
Total Current Balance	$300,069,589.21		
Total Number of Loans	664		
AVG Current Balance	$451,912.03	34,000	2,000,000
AVG Original Balance	$455,106.08	38,000	2,000,000
WAVG Loan Rate	5.326%	4.375%	6.875%
WAVG Servicing Fee	0.256%	0.250%	0.375%
WAVG Net Loan Rate	5.071%	4.125%	6.625%
WAVG Gross Margin	2.100%	2.000%	2.750%
WAVG First Period Adjustment Cap	4.740%	2.000%	8.000%
WAVG Periodic Adjustment Cap	1.185%	1.000%	8.000%
WAVG Maximum Loan Rate	10.346%	9.375%	13.000%
WAVG Original LTV	67.461%	16.670%	100.000%
WAVG Effective LTV	64.279%	16.670%	95.000%
WAVG Credit Score	728	563	816
WAVG Original Term	360	360	360
WAVG Remaining Term	356	342	359
WAVG Seasoning	4	1	18
WAVG Months to Roll	56	42	59
WAVG First Rate Adj Freq	60	60	60
WAVG Rate Adj Freq	7	6	12
% of Loans that are Initially Interest Only	86.674%		
Top State Concentration ($)	CA(19.3%),NJ(9.1%),MI(6.3%)		
Mature Date		20310901	20330201

Originator

Originator	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
CENDANT	33	$13,351,350.06	4.45%
GMAC	62	28,002,717.82	9.33
MLCC	569	258,715,521.33	86.22
Total:	**664**	**$300,069,589.21**	**100.00%**

Index

Index	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Treasury - 6 Month	1	$592,935.52	0.20%
Treasury - 1 Year	38	16,748,242.83	5.58
Libor - 6 Month	573	260,083,478.39	86.67
Libor - 1 Year	52	22,644,932.47	7.55
Total:	**664**	**$300,069,589.21**	**100.00%**

Range of Principal Balances ($)

Range of Principal Balances ($)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
25,000.01 to 50,000.00	3	$121,999.98	0.04%
50,000.01 to 75,000.00	7	444,637.16	0.15
75,000.01 to 100,000.00	8	759,704.98	0.25
100,000.01 to 200,000.00	61	9,169,486.85	3.06
200,000.01 to 300,000.00	41	10,412,119.13	3.47
300,000.01 to 400,000.00	205	72,872,511.68	24.29
400,000.01 to 500,000.00	138	62,147,059.35	20.71
500,000.01 to 600,000.00	93	52,411,286.77	17.47
600,000.01 to 700,000.00	38	24,713,041.85	8.24
700,000.01 to 800,000.00	22	16,662,720.52	5.55
800,000.01 to 900,000.00	14	11,810,323.76	3.94
900,000.01 to 1,000,000.00	22	21,555,468.46	7.18
1,000,000.01 to 1,500,000.00	7	7,864,837.71	2.62
1,500,000.01 to 2,000,000.00	5	9,124,391.01	3.04
Total:	**664**	**$300,069,589.21**	**100.00%**

The average principal balance of the Mortgage Loans as of the Cut-off Date was approximately $451,912.03. No Mortgage Loan had a principal balance as of the Cut-off Date greater than $2,000,000.00 or less than $34,000.00.

Range of Mortgage Rates (%)

Range of Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.251 to 4.500	1	$640,013.65	0.21%
4.501 to 4.750	10	4,910,675.32	1.64
4.751 to 5.000	123	51,209,820.51	17.07
5.001 to 5.250	244	108,330,271.18	36.10
5.251 to 5.500	143	65,292,701.49	21.76
5.501 to 5.750	107	47,951,698.13	15.98
5.751 to 6.000	30	17,225,097.35	5.74
6.001 to 6.250	4	3,369,311.58	1.12
6.501 to 6.750	1	1,000,000.00	0.33
6.751 to 7.000	1	140,000.00	0.05
Total:	**664**	**$300,069,589.21**	**100.00%**

As of the Cut-off Date, the weighted average Mortgage Rate of the Mortgage Loans was approximately 5.326% per annum and ranged from 4.375% per annum to 6.875% per annum.

Range of Margins (%)

Range of Margins (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.000	573	$260,083,478.39	86.67%
2.750	91	39,986,110.82	13.33
Total:	**664**	**$300,069,589.21**	**100.00%**

Range of First Adjustment Caps (%)

Range of First Adjustment Caps (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.000	62	$28,002,717.82	9.33%
5.000	597	269,695,944.45	89.88
6.125	1	140,000.00	0.05
7.000	1	154,900.00	0.05
7.625	1	1,835,000.00	0.61
7.875	1	207,026.96	0.07
8.000	1	33,999.98	0.01
Total:	**664**	**$300,069,589.21**	**100.00%**

The weighted average Inital Periodic Caps of the Mortgage Loans as of the Cut-off Date was approximately 4.740% per annum.

Range of Periodic Adjustment Caps (%)

Range of Periodic Adjustment Caps (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	568	$257,712,551.45	85.88%
2.000	91	39,986,110.82	13.33
6.125	1	140,000.00	0.05
7.000	1	154,900.00	0.05
7.625	1	1,835,000.00	0.61
7.875	1	207,026.96	0.07
8.000	1	33,999.98	0.01
Total:	**664**	**$300,069,589.21**	**100.00%**

The weighted average Inital Periodic Caps of the Mortgage Loans as of the Cut-off Date was approximately 1.185% per annum.

Range of Maximum Mortgage Rates (%)

Range of Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.375	1	$640,013.65	0.21%
9.625	2	1,513,440.00	0.50
9.710	1	395,000.00	0.13
9.750	7	3,002,235.32	1.00
9.830	1	525,000.00	0.17
9.875	20	8,094,309.58	2.70
9.960	1	398,225.00	0.13
10.000	100	42,158,285.95	14.05
10.125	140	60,236,944.20	20.07
10.250	103	47,886,300.02	15.96
10.310	1	414,578.14	0.14
10.375	80	36,771,626.45	12.25
10.460	1	70,000.00	0.02
10.500	60	26,201,496.90	8.73
10.625	66	29,829,597.55	9.94
10.750	41	18,122,100.58	6.04
10.875	25	15,158,458.44	5.05
11.000	4	1,911,738.91	0.64
11.125	2	794,872.70	0.26
11.250	2	2,574,438.88	0.86
11.625	1	1,000,000.00	0.33
13.000	5	2,370,926.94	0.79
Total:	**664**	**$300,069,589.21**	**100.00%**

The weighted average Maximum Mortgage Rate of the Mortgage Loans as of the Cut-off Date was approximately 10.346% per annum and ranged from 9.375% per annum to 13.000% per annum.

Original Terms to Stated Maturity in Months

Original Terms to Stated Maturity in Months	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	664	$300,069,589.21	100.00%
Total:	**664**	**$300,069,589.21**	**100.00%**

The weighted average remaining term to stated maturity of the Mortgage Loans as of the Cut-off Date was approximately 360 months.

Remaining Terms to Stated Maturity in Months

Remaining Terms to Stated Maturity in Months	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
342	1	$140,000.00	0.05%
347	1	574,438.88	0.19
349	1	154,900.00	0.05
350	2	892,500.00	0.30
352	1	525,000.00	0.17
353	7	3,437,948.41	1.15
354	2	1,245,056.16	0.41
355	214	98,178,915.68	32.72
356	250	118,019,798.24	39.33
357	158	65,598,138.25	21.86
358	19	7,822,853.59	2.61
359	8	3,480,040.00	1.16
Total:	**664**	**$300,069,589.21**	**100.00%**

The weighted average remaining term to stated maturity of the Mortgage Loans as of the Cut-off Date was approximately 356 months.

Next Interest Rate Adjustment Date

Next Interest Rate Adjustment Date	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2006-09-01	1	$140,000.00	0.05%
2007-02-01	1	574,438.88	0.19
2007-04-01	1	154,900.00	0.05
2007-05-01	2	892,500.00	0.30
2007-07-01	1	525,000.00	0.17
2007-08-01	7	3,437,948.41	1.15
2007-09-01	2	1,245,056.16	0.41
2007-10-01	214	98,178,915.68	32.72
2007-11-01	250	118,019,798.24	39.33
2007-12-01	158	65,598,138.25	21.86
2008-01-01	19	7,822,853.59	2.61
2008-02-01	8	3,480,040.00	1.16
Total:	**664**	**$300,069,589.21**	**100.00%**

Weighted Average Reset Date: 10/28/2007

Range of Loan-to-Value Ratios at Origination (%) (1)

Range of Loan-to-Value Ratios at Origination (%) (1)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.01 to 20.00	2	$1,098,463.18	0.37%
20.01 to 30.00	20	9,030,616.93	3.01
30.01 to 40.00	29	15,326,198.27	5.11
40.01 to 50.00	51	22,766,717.31	7.59
50.01 to 60.00	82	42,787,382.60	14.26
60.01 to 70.00	127	58,281,897.14	19.42
70.01 to 75.00	103	47,908,493.58	15.97
75.01 to 80.00	150	63,788,850.16	21.26
80.01 to 85.00	12	4,496,966.63	1.50
85.01 to 90.00	21	7,230,082.18	2.41
90.01 to 95.00	23	7,984,949.04	2.66
95.01 to 100.00	44	19,368,972.19	6.45
Total:	**664**	**$300,069,589.21**	**100.00%**

(1) The Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount by (ii) the appraised value of the Mortgage Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the Mortgaged Property.

The weighted average Loan-to-Value Ratio at origination of the Mortgage Loans was approximately 67.46%. No Mortgage Loan had a Loan-to-Value Ratio at origination greater than 100.00% or less than 16.67%.

Range of Constructive Loan-to-Value Ratios at Origination (%) (1)

Range of Constructive Loan-to-Value Ratios at Origination (%) (1)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.01 to 20.00	2	$1,098,463.18	0.37%
20.01 to 30.00	20	9,030,616.93	3.01
30.01 to 40.00	29	15,326,198.27	5.11
40.01 to 50.00	67	26,590,879.17	8.86
50.01 to 60.00	82	42,787,382.60	14.26
60.01 to 70.00	194	92,106,813.38	30.70
70.01 to 75.00	102	47,783,637.58	15.92
75.01 to 80.00	146	60,548,984.16	20.18
80.01 to 85.00	3	882,840.36	0.29
85.01 to 90.00	8	1,707,513.57	0.57
90.01 to 95.00	11	2,206,260.01	0.74
Total:	**664**	**$300,069,589.21**	**100.00%**

(1) The Constructive Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount less the amount of any required Additional Collateral, generally 30%, divided by (ii) the appraised value of the Mortgage Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the Mortgaged Property.

The weighted average Constructive Loan-to-Value Ratio at origination of the Mortgage Loans was approximately 64.28%. No Mortgage Loan had a Constructive Loan-to-Value Ratio at origination greater than 95.00% or less than 16.67%.

Range of Credit Scores

Range of Credit Scores	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	4	$1,935,129.22	0.64%
551 to 575	1	360,000.00	0.12
576 to 600	8	2,515,439.37	0.84
601 to 625	22	8,806,304.96	2.93
626 to 650	43	17,401,921.76	5.80
651 to 675	55	23,755,548.62	7.92
676 to 700	77	35,985,651.97	11.99
701 to 725	78	34,825,467.61	11.61
726 to 750	101	48,729,120.87	16.24
751 to 775	150	71,381,444.62	23.79
776 to 800	110	48,065,295.59	16.02
801 to 820	15	6,308,264.62	2.10
Total:	**664**	**$300,069,589.21**	**100.00%**

The weighted average credit bureau risk score of the Mortgage Loans as of the Cut-off Date was approximately 728.

Documentation Type

Documentation Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	376	$164,471,088.35	54.81%
Stated Income	48	22,546,349.59	7.51
Alternative	122	54,973,276.45	18.32
No Income Verifier	97	48,119,163.30	16.04
No Income or Asset Verifier	21	9,959,711.52	3.32
Total:	**664**	**$300,069,589.21**	**100.00%**

Occupancy Status

Occupancy Status	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	590	$272,415,824.18	90.78%
Second Home	48	21,779,362.01	7.26
Investment	26	5,874,403.02	1.96
Total:	**664**	**$300,069,589.21**	**100.00%**

The occupancy status of a Mortgaged Property is as represented by a mortgagor in its loan application.

Property Type

Property Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family Residence	548	$254,601,297.18	84.85%
Condo	73	27,534,216.99	9.18
Condo - Low Rise <5 floors	4	1,700,748.21	0.57
Condo - Mid Rise 5-8 floors	1	372,209.09	0.12
2-4 Family	10	3,527,807.47	1.18
Co-op	6	2,523,300.18	0.84
PUD	22	9,810,010.09	3.27
Total:	**664**	**$300,069,589.21**	**100.00%**

Loan Purpose

Loan Purpose	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	128	$58,486,278.06	19.49%
Refinance - Rate Term	361	162,482,995.56	54.15
Refinance - Cashout	175	79,100,315.59	26.36
Total:	**664**	**$300,069,589.21**	**100.00%**

Location

Location	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	5	$1,134,415.69	0.38%
Arizona	15	7,650,150.86	2.55
Arkansas	1	380,656.87	0.13
California	120	58,054,519.24	19.35
Colorado	27	13,272,360.89	4.42
Connecticut	25	15,720,949.56	5.24
Delaware	3	1,362,890.00	0.45
District of Columbia	5	2,216,909.78	0.74
Florida	37	15,620,201.73	5.21
Georgia	23	10,626,552.33	3.54
Idaho	2	975,938.00	0.33
Illinois	45	16,995,415.35	5.66
Indiana	11	3,676,103.03	1.23
Kansas	1	277,435.95	0.09
Kentucky	1	177,611.78	0.06
Louisiana	2	509,405.75	0.17
Maine	1	332,000.00	0.11
Maryland	15	8,245,980.07	2.75
Massachusetts	29	13,341,262.25	4.45
Michigan	44	19,016,143.12	6.34
Minnesota	4	1,200,385.58	0.40
Mississippi	1	356,000.00	0.12
Missouri	3	1,752,799.00	0.58
Montana	1	207,026.96	0.07
Nebraska	2	611,150.00	0.20
Nevada	4	899,721.90	0.30
New Hampshire	5	2,292,330.53	0.76
New Jersey	53	27,265,335.26	9.09
New York	37	18,355,578.61	6.12
North Carolina	23	9,000,842.89	3.00
Ohio	21	8,586,962.64	2.86
Oklahoma	3	528,965.00	0.18
Oregon	3	406,771.86	0.14
Pennsylvania	14	4,819,172.04	1.61
Rhode Island	3	860,053.00	0.29

South Carolina	4	820,495.68	0.27
South Dakota	1	459,892.21	0.15
Tennessee	3	871,068.33	0.29
Texas	22	9,378,107.16	3.13
Utah	9	4,791,603.52	1.60
Virginia	22	10,651,484.76	3.55
Washington	13	5,999,792.10	2.00
Wisconsin	1	367,147.93	0.12
Total:	**664**	**$300,069,589.21**	**100.00%**

(1) Includes 50 states plus the District of Clumbia and the Virgin Islands, none of which have a concentration of Mortgage Loans greater than or equal to 1.00% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

FOR ADDITIONAL INFORMATION PLEASE CALL:

Mortgage Finance Group

John Winchester	(212) 449-5182
Ted Bouloukos	(212) 449-5029
Carlos Laracuente	(212) 449-1437
Shana Hennigan	(212) 449-5063

MBS Trading & Syndicate

Brian Delany	(212) 449-5320
Jesus Cantalapierda	(212) 449-5320